UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Summary of the agreements adopted by the Annual
Shareholders’ Meeting of Grupo Aeroportuario del Centro Norte,
S.A.B. de C.V. on April 27, 2007

I. Report of the Board of Directors in accordance with article 172 of the Mexican Corporation Law, regarding the Company’s activities during the fiscal year ending December 31, 2006.

The Shareholders’ Meeting was provided a report, in accordance with the first Agenda item.

II. Tax report

The Shareholders’ Meeting was provided a report, in accordance with the second Agenda item.

III. Report of the Audit Committee

The Shareholders’ Meeting was provided a report, in accordance with the third Agenda item.

IV. Report of the Corporate Practices Committee

The Shareholders’ Meeting was provided a report, in accordance with the fourth Agenda item.

V. Discussion, approval and modification, if any, of the Board of Directors’ report referred to in item I above.

In accordance with the fifth Agenda item, the following resolution was adopted unanimously:

FIRST.- The reports of the Board of Directors and of the Chief Executive Officer were approved in their entirety, including the audited financial statements for the 2006 fiscal year, the Tax Report, the Audit Committee Report; the Corporate Practices Committee report, other financial reports, as well as the favorable opinion issued by the Board of Directors with respect to the report of the Chief Executive Officer.

SECOND.- To attach to the report of the Shareholders’ Meeting a copy of the Audited Financial Statements and the reports provided by the Board of Directors, the External Auditor, the Chairman of the Audit Committee and the Chairman of the Corporate Practices Committee.

VI. Allocation of net income, increase in reserves, allocation of stock repurchase reserve, and declaration of dividends, if any.

In accordance with the sixth Agenda item, the following resolution was adopted unanimously:

FIRST.- The allocation of net income and the determination of the final amounts were approved in the form proposed by the Board of Directors and in accordance with the exposition of the Chairman of the Board.

SECOND.- A reserve for share repurchases in the amount of Ps. 400,000,000 (Four hundred million pesos) was approved. During the 2007 fiscal year, up to Ps. 100,000,000 million (One hundred million pesos) may be used for these purposes.

THIRD.- Payment of a cash dividend of Ps. 429,625,418.33 (Four hundred twenty-nine million, six hundred twenty-five thousand, four hundred eighteen and 33/100 pesos), equivalent to Ps. 1.07406354582 per share, to be paid in four equal quarterly installments as follows: on July 15, 2007, against delivery of Coupon 1; October 15, 2007, against delivery of Coupon 2; January 15, 2008, against delivery of Coupon 3; and April 15, 2008, against delivery of Coupon 4, which coupons are attached to the definitive stock certificates. The amount to be paid in each installment will be the Ps. 0.26851588645 per share, and in favor of the shareholders registered in the Company’s Share Registry Book or that provide evidence of their ownership of shares or certificates, in accordance with the Mexican Securities Law (Ley del Mercado de Valores).

FOURTH.- The Secretary of the Board of Directors was instructed to make known, through the appropriate legal means, the payment of the dividend on the dates and in the amounts indicated in this Item.

VII. Designation or ratification of the Board of Directors, its alternate directors, and Chairpersons of the Committees.

In accordance with the seventh Agenda item, the following resolution was adopted by a vote of 364,480,352 shares in favor:

FIRST.- The resignation of Mrs. Leticia Navarro Ochoa as an independent Director was accepted.

SECOND.- Mr. Fernando Flores Pérez was designated as an independent Director, replacing Mrs. Leticia Navarro Ochoa.

THIRD.- Messrs. Luis Guillermo Zazueta Domínguez, Alberto Mulás Alonso, Salvador Alva Gómez, and Manuel Francisco Arce Rincón were ratified as independent directors

FOURTH.- Messrs. Bernardo Quintana Isaac, José Luis Guerrero Álvarez, and Sergio Fernando Montaño León were ratified as directors.

FIFTH.- The Board of Directors, comprising those members nominated by the holders of Series BB shares and those approved by the Shareholders’ Meeting, is made of up the following persons:

Bernardo Quintana Isaac	Chairman
Luis Fernando Zarate Rocha
Alonso Quintana Kawage
José Luis Guerrero Álvarez
Sergio Fernando Montaño León
Jacques Follain (Alternate)
Luis Guillermo Zazueta Domínguez	Independent
Alberto Mulás Alonso	Independent
Salvador Alva Gómez	Independent

Manuel Francisco Arce Rincón	Independent
Fernando Flores Pérez	Independent

SIXTH.- The resignation of Mr. José Luis Guerrero Álvarez as Chairman and member of the Corporate Practices Committee was accepted. Mr. Alberto Mulás Alonso was approved as Chairman of the Corporate Practices Committee. In addition, Mr. Luis Guillermo Zazueta Domínguez was ratified as Chairman of the Audit Committee.

VIII. Determination of the compensation for the Directors and members of the Committees.

In accordance with the eighth Agenda item, the following resolution was adopted by a vote of 364,853,984 shares in favor:

FIRST.- Payment of an emolument of Ps. 40,000 net for Directors, permanent invitees, and secretaries for each meeting of the Board or Special Committees that they attend was approved.

SECOND.- Payment of an honorarium of US$250 net, or its equivalent in national currency, for Independent Directors for each hour that they dedicate to the affairs of the Company, outside of the meetings. This honorarium will remain in place until the Shareholders’ Assembly modifies it.

IX. Designation of authorized persons to carry out the resolutions adopted by the

Shareholders, and, if applicable, to formalize the resolutions adopted during the meeting.

In accordance with the ninth Agenda item, the following resolution was adopted unanimously:

FIRST.- Manuel De La Torre Meléndez, Alfredo Domínguez Sánchez, Enrique Rubio Arenas, Luis Carlos Romandía García, Mayra Rocío Mireles Narváez, Eduardo Lozano Reyna, Víctor Humberto Bravo Martín, Jessika Leticia Guerrero González y Angélica Batista González, were appointed as special delegates to carry out, severally or individually, the acts necessary to make effective each of the resolutions adopted by the Shareholders’ Meeting and to formalize them by means of partial or total protocols of the acts of the Assembly, before a Notary Public of their election.

SECOND.- The Secretary of the Board of Directors was instructed to make such public notices as appropriate of the resolutions of this Shareholders’ Meeting.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 30, 2007